SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 26, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 26, 2023.

RESOLUTIONS ADOPTED BY THE GENERAL AND SPECIAL SHAREHOLDERS’ MEETING

HELD ON 04/25/2023

PUNTO Nº 1: For a majority of 608,909,908 votes for, 1,434,920 abstentions and 28,500 votes against this motion, the Shareholders decided to appoint the representatives of Dr. Delfín Jorge Ezequiel Carballo, ANSES-FGS and The Bank of New York Mellon, to sign the minutes of this meeting.

PUNTO Nº 2: For a majority of 608,152,318 votes for, 2,184,810 abstentions and 36,200 votes against this motion, the Shareholders resolved to approve the documents under Section 234, subsection 1, of Law 19550, for the Company’s fiscal year ended December 31, 2022.

PUNTO Nº 3: For a majority of 325,797,347 votes for, 283,775,401 abstentions and 800,580 votes against this motion, with the appropriate abstention in each case of Mr. Delfin Jorge Ezequiel Carballo, who acted as regular director and Chairman of the Board during the fiscal year subject to approval by this Shareholders’ Meeting and Jorge Pablo Brito, member of the Board, with respect to their own performance, the Shareholders resolved to approve the performance of the Board and the acts and proceedings carried out by the Supervisory Committee during the fiscal year 2022.

PUNTO N° 4: For a majority of 608,087,118 votes for, 1,548,930 abstentions and 737,280 votes against this motion, the Shareholders resolved the following:

To apply the Retained Earnings as of December 31, 2022 totaling AR$ $ 43,175,125,253.09 as follows:

a) the amount of AR$  8,607,703,822.77 to the Legal Reserve Fund;

b) AR$ 808,505,021.64 to the Personal Asset Tax on Business Companies (Impuesto a los Bienes Personales Sociedades y Participaciones); and

c) AR$ 33,758,916,408.68 to the Optional Reserve Fund for Future Distribution of Profits.

It was expressly stated that the above mentioned figures are expressed in constant currency as of 31 December 2022.

PUNTO Nº 5: For a majority of 424,350,104 votes for, 185,225,654 abstentions and 797,570 votes against this motion, the Shareholders’ Meeting resolved: (i) to separate from the Optional Reserve Fund for Future Distribution of Profits an amount of up to AR$ 75,040,918,149.47 for the payment of a cash dividend or dividend in kind, in this case valued at market price, or in any combination of both alternatives, subject to prior authorization of the Central Bank of the Republic of Argentina (BCRA). While such authorization by the BCRA is pending, such amount shall be applied to the optional reserve fund named Reserve Fund for Dividends Pending Authorization by the Banco Central de la República Argentina. The Shareholders were informed that such dividend shall be subject to a 7% withholding under section 97 of the Argentine Income Tax Law, as revised in 2019; and (ii) to delegate to the Board: (a) the separation of the relevant amount of Reserve Fund for Dividends Pending Authorization by the Banco Central de la República Argentina to pay the dividend after receiving the approval from the above mentioned entity; and (b) the powers to determine the time, currency, kind and other terms and conditions of payment pursuant to the scope of the delegation decided by this Shareholders’ Meeting.

PUNTO Nº 6: For a majority of 423,894,744 votes for, 185,697,484 abstentions and 781,100 votes against this motion, the Shareholders’ Meeting resolved (i) to approve the remunerations payable to the members of the Board of Directors for the fiscal year ended December 31, 2022, on the amount of AR$ 1,805,149,153.57, representing 4.98 % of the computable profit. It was informed that the values in nominal currency amount to AR$ 1,448,370,000 and the adjustment to state such values in constant currency as of 31 December 2022 totals AR$ 356,779,153.57; and (ii) to delegate on the Board of Directors the allocation of the proposed remunerations to each member of the Board.

PUNTO Nº 7: For a majority of 607,691,828 votes for, 1,821,810 abstentions and 859,690 votes against this motion, the Shareholders’ Meeting resolved: (i) to approve an amount of fees for the Supervisory Committee equal to AR$ 3,269,911.98, such amount being reported in the statement of income for the fiscal year ended December 31, 2022. It was informed that the values in nominal currency amount to AR$ 2,340,000.00 and the adjustment to state such values in constant currency as of 31 December 2022 totals AR$ 929,911.98; and (ii) o delegate on the Board of Directors the allocation of the approved remunerations to each member of the Supervisory Committee.

PUNTO Nº 8: For a majority of 608,684,678 votes for, 1,621,050 abstentions and 67,600 votes against this motion, the Shareholders resolved to approve the Auditor’s remuneration of AR$ 140,060,460 plus VAT, payable for such Auditor’s work related to the audit of the Company’s financial statements for the fiscal year ended December 31, 2022.

PUNTO N° 9: For a majority of 601,050,988 votes for, 1,801,130 abstentions and 7,521,210 against this motion, the Shareholders resolved to approve the appointment of Mr. Delfín Federico Ezequiel Carballo as regular director for three fiscal years.

For a majority of 600,979,218 votes for, 1,809,670 abstentions and 7,584,440 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Marcos Brito as regular director for three fiscal years.

For a majority of 601,022,698 votes for, 1,702,900 abstentions and 7,647,730 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Hugo Raúl Lazzarini as regular director for three fiscal years.

PUNTO N° 10: For a majority of 600,912,418 votes for, 1,867,100 abstentions and 7,593,810 votes against this motion, the Shareholders resolved to approve the appointment of Mr. José Alfredo Sánchez as regular director for one fiscal year.

PUNTO Nº 11: For a majority of 607,676,038 votes for, 1,883,650 abstentions and 813,640 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Delfín Jorge Ezequiel Carballo as alternate director for two fiscal years.

For a majority of 607,747,358 votes in favor, 1,703,400 abstentions and 922,570 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Guido Agustín Gallino as alternate director for two fiscal years.

PUNTO N° 12: For a majority of 606,362,857 votes for, 3,223,821 abstentions and 786,650 votes against this motion, the Shareholders’ Meeting resolved that the Supervisory Committee shall be composed of three regular members and three alternate members and designated the Accountants Alejandro Almarza, Carlos Javier Piazza and Enrique Alfredo Fila as regular syndics and the Accountants Horacio Della Rocca, Leonardo Pablo Cortigiani and Claudia Inés Siciliano as alternate syndics, to hold office for one fiscal year. All of them are independent members.

PUNTO N° 13: For a majority of 608,859,008 votes for, 1,474,010 abstentions and 40,310 votes against this motion, the Shareholders’ Meeting resolved to designate as Independent Auditors for the fiscal year ending December 31, 2023, the Certified Public Accountant Leonardo Daniel Troyelli, who shall act as regular auditor and the Certified Public Accountant Enrique Guillermo Crespi as alternate auditor, both partners at the accounting and auditing firm Pistrelli, Henry Martin y Asociados S.R.L.

PUNTO N° 14: For a majority of 608,052,108 votes for, 1,565,380 abstentions and 755,840 votes against this motion, the Shareholders’ Meeting resolved to establish the budget for the Audit Committee in AR$ 10,303,500.

PUNTO N° 15: For a majority of 423,980,104 votes for, 185,651,224 abstentions and 742,000 votes against this motion, the Shareholders’ Meeting resolved to authorize Hugo Nicolás Luis Bruzone, Carolina Paola Leonhart, Carla Valeria Lorenzo, Paola Beatriz Gayoso, Alejandro Senillosa and Gabriela Eliana Blanco, so that any one of them acting jointly, severally or individually, may carry out before the relevant entities any acts or proceedings that are necessary for the administrative approval and registration of the resolutions approved by this Shareholders’ Meeting, as applicable, with powers to execute and deliver all public and private instruments that may be appropriate or convenient for the above mentioned purpose, including the powers to publish official notices, answer notices and withdraw documentation.

Signed: Jorge Pablo Brito (Chairman of the Board); Agustín Carballo (representing Mr. Delfín Jorge Ezequiel Carballo); Alexia Belén Portalewski (representing The Bank of New York Mellon); Luis Ángelo Vergara Guarnizo (representing ANSES-FGS); Alejandro Almarza (member of the Supervisory Committee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 26, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer